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------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check this box if no                                                                              Expires:    September 30, 1998
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
Stapleton         Robert             R.           VoiceStream Wireless Corporation (VSTR)       to Issuer (check all applicable)
--------------------------------------------   ----------------------------------------------    X  Director          10% Owner
    (Last)        (First)         (Middle)     3. IRS or Social Security  4. Statement for      ----              ---
VoiceStream Wireless Corporation                  Number of Reporting        Month/Year          X  Officer           Other (specify
3650 131st Avenue SE, Ste. 200                    Person (Voluntary)          11/1999           ----              --- below)
--------------------------------------------                              -------------------   (give title below)
                  (Street)                                                5. If Amendment,      President and Director
Bellevue            WA             98006                                     Date of Original   ----------------------
--------------------------------------------                                 (Month/Year)       ------------------------------------
    (City)        (State)           (Zip)                                                    7. Individual or Joint/Group Filing
USA                                                                       -------------------   (check applicable line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More Than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Trans-    4. Securities Acquired (A)    5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                   action      action       or Disposed of (D)            Securities          Form:         Indirect
                                 Date        Code         (Instr. 3, 4, and 5)          Beneficially        Direct        Beneficial
                                             (Instr.                                    Owned at            (D) or        Ownership
                                (Month/       8)                                        End of Month        Indirect      (Instr. 4)
                                 Day/     ---------------------------------------       (Instr. 3 and 4)    (I)
                                 Year)                            (A)  or                                    (Instr. 4)
                                          Code    V     Amount    (D)        Price
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Common Stock                  11/11/1999    M         20,000.00    A         $1.72                              D
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Common Stock                  11/11/1999    S         20,000.00    D        $95.75                              D
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Common Stock                  11/11/1999    M          5,000.00    A         $1.72                              D
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Common Stock                  11/11/1999    S          5,000.00    D        $96.00                              D
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Common Stock                  11/11/1999    M          5,000.00    A         $1.72                              D
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Common Stock                  11/11/1999    S          5,000.00    D        $96.25                              D
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Common Stock                  11/11/1999    M          1,000.00    A         $1.72                              D
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Common Stock                  11/11/1999    S          1,000.00    D       $96.375                              D
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Common Stock                  11/11/1999    M          4,000.00    A        $2.146                              D
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Common Stock                  11/11/1999    S          4,000.00    D       $96.375                              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.       Page 1 of 6 (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7/96)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                                               Date    Expira-                  Amount or
                                                                               Exer-   tion                     Number of
                                                    Code  V     (A)     (D)    cisable Date       Title          Shares
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Stock Option - Right to Buy  $2.146    11/11/1999    M               4,000.00  Immed.  1/1/03  Common Stock     4,000.00
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Stock Option - Right to Buy  $2.146    11/11/1999    M              15,000.00  Immed.  1/1/03  Common Stock    15,000.00
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Stock Option - Right to Buy  $2.146    11/15/1999    M               8,000.00  Immed.  1/1/03  Common Stock     8,000.00
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Stock Option - Right to Buy  $2.146    11/15/1999    M               5,000.00  Immed.  1/1/03  Common Stock     5,000.00
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Stock Option - Right to Buy  $2.146    11/15/1999    M              10,000.00  Immed.  1/1/03  Common Stock    10,000.00
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Stock Option - Right to Buy  $2.146    11/15/1999    M               2,000.00  Immed.  1/1/03  Common Stock     2,000.00
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Stock Option - Right to Buy  $2.146    11/19/1999    M              15,000.00  Immed.  1/1/03  Common Stock    15,000.00
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Stock Option - Right to Buy  $2.146    11/19/1999    M              10,000.00  Immed.  1/1/03  Common Stock    10,000.00
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Stock Option - Right to Buy  $1.72     11/11/1999    M               5,000.00  Immed. 11/9/02  Common Stock     5,000.00
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Stock Option - Right to Buy  $1.72     11/11/1999    M               5,000.00  Immed. 11/9/02  Common Stock     5,000.00
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
   9. Number of                                     10. Ownership               11. Nature of
      Derivative                                        Form of                     Indirect
      Securities                                        Derivative                  Beneficial
      Beneficially                                      Security:                   Ownership
      Owned at End                                      Direct (D)                  (Instr. 4)
      of Month                                          or Indirect (I)
      (Instr. 4)                                        (Instr. 4)

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                                                            D
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                                                            D
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                                                            D
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                                                            D
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                                                            D
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                                                            D
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                                                            D
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   30,200.00                                                D
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                                                            D
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                                                            D
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Explanation of Responses:
1. Pursuant to a spin-off of VoiceStream Wireless Corporation ("VoiceStream") by Western Wireless Corporation ("Western Wireless") on May 3, 1999, Western Wireless distributed to its shareholders on a tax-free basis one share of VoiceStream common stock for each share of Western Wireless common stock owned at the time of the spin-off. No additional consideration was paid for such VoiceStream common stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                  /s/ Robert R. Stapleton               12/8/99
Note: File three copies of this Form, one of which must be manually signed.       -------------------------------    ---------------
If space provided is insufficient, see Instruction 6 for procedure.               **Signature of Reporting Person    Date


Potential persons who are to respond to the collection of information                                                    Page 2 of 6
contained in this form are not required to respond unless the form                                                   SEC 1474 (7-96)
displays a currently valid OMB Number.

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